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Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 9, 2018

Kinross Gold Corporation
Notice of 2018 annual and special meeting of shareholders
and availability of Proxy Materials

You are receiving this notification since Kinross Gold Corporation (Kinross or the company) uses the notice and access model for the delivery of its management information circular (the circular) in respect of its annual and special meeting of shareholders (the meeting) to be held on Wednesday, May 9, 2018. Kinross is also providing you with electronic access to its 2017 Annual Report (annual report).

Under notice and access, as permitted by the Canadian securities regulator, instead of receiving paper copies, shareholders receive this notice with information on how they may access the circular and annual report electronically. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

All shareholders are reminded to review the circular before voting.

This notice provides details of the date, time and place of the meeting, including the matters to be voted on at the meeting. Accompanying this notice is a form of proxy or other voting document that you will need to vote by proxy.

Notice is hereby given that the annual and special meeting of the shareholders of Kinross will be held:

WHEN:	Wednesday, May 9, 2018 10:00 a.m. (Toronto time)	WHERE:	Glenn Gould Studio CBC Building 250 Front Street West Toronto, Ontario M5V 3G5

for the following purposes and to transact any other business that may properly come before the meeting and at any postponement or adjournment thereof:

At the meeting, shareholders will:

Receive Financial Statements – receive the company's 2017 audited consolidated financial statements together with the report of the auditors on those statements

Elect Directors – elect directors of the company for the ensuing year

Appoint Auditors – appoint KPMG LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

Ratify Shareholder Rights Plan – ratify the company's adoption of a new shareholder rights plan as more fully described in the circular

Say on Pay – vote on an advisory resolution on the company's approach to executive compensation

Other Business – transact such other business as may properly come before the meeting or at any adjournment thereof

HOW DO I GET AN ELECTRONIC COPY OF THE CIRCULAR AND ANNUAL REPORT?

Electronic copies of the circular and annual report (the meeting materials) may be accessed online on Kinross' website – http:// www.kinross.com/news-and-investors/default.aspx?section=meeting, or under the company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov.

HOW DO I GET A PAPER COPY OF THE CIRCULAR AND ANNUAL REPORT?

You can request a paper copy of the meeting materials to be sent to you by regular postal delivery free of charge. Requests may be made up to one year from the date the meeting materials were filed on SEDAR.

If you would like paper copies of the meeting materials, you should first determine whether you are (i) a registered shareholder or (ii) a beneficial shareholder (non-registered shareholder) of common shares, as are most of the company's shareholders.

  You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross' transfer agent in your name and not in the name of an intermediary such as a bank, trust company, securities broker, trustee or other nominee.

  You are a beneficial (non-registered) shareholder if an intermediary holds your shares on your behalf. This means the shares are registered with Kinross' transfer agent in your intermediary's name, and you are the beneficial owner.

Requests for paper copies by registered shareholders (with a 15 digit control number) may be made by calling toll free, within North America at 1-866-962-0498 or direct, from outside North America at 514-982-8716. Registered shareholders with questions about notice and access may call Computershare Investor Services Inc. (the transfer agent) toll-free at 1-866-964-0492.

Requests for paper copies by beneficial shareholders may be made through the internet by going to www.proxyvote.com and entering the 16 digit control number located on the accompanying form of proxy and following the instructions provided. Alternatively, for shareholders in North America, requests may be made by telephone at any time prior to the meeting by calling toll-free at 1-877-907-7643. Beneficial shareholders with questions may call Broadridge toll-free at 1-855-887-2244.

A paper copy will be sent to you within 2 business days of receiving your request. Therefore, to receive the meeting materials in advance of the deadline to submit your vote as described below, you should make your request before 5:00 p.m. (EDT) on April 23, 2018. For requests made on or after the date of the meeting, please call Kinross toll-free at 1-866-561-3636 within North America (shareholders outside of North America may e-mail info@kinross.com), and a paper copy will be sent to you within 10 calendar days after receiving your request.

HOW DO I VOTE MY SHARES?

If you cannot attend the meeting, you may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.

To be valid, proxies must be received by Kinross' transfer agent no later than 10:00 a.m. (Toronto time) on May 7, 2018 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

This notice is not a ballot or proxy card. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at http://www.kinross.com/news-and-investors/ default.aspx?section=meeting or easily request a paper copy (see "How Do I Get a Paper Copy of the Circular and Annual Report" above).

If you have any questions relating to voting your common shares, please contact the company's proxy solicitors, Kingsdale Advisors, by telephone at 1-866-851-3217 toll-free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

The contents of the circular and its delivery to the shareholders of the company have been approved by the board of directors.

DATED at Toronto, Ontario this 15th day of March, 2018.
By order of the board of directors

Kathleen M. Grandy
Corporate Secretary

Shareholders who are unable to attend the meeting are requested to vote by proxy so that as large a representation as possible may be had at the meeting. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.
Internet voting
For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form. For registered shareholders, go to www.investorvote.com
Telephone voting
Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery
Complete the form of proxy or voting instruction form and return it in the envelope provided

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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  Exhibit 99.2